SECURITIES & EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           ______________________

                                 SCHEDULE 13G*
                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                             Robert Mondavi Corporation
                               (Name of Issuer)

                                 Class A Common
                        (Title of Class of Securities)

                                  609200100
                                (CUSIP Number)

                                June 9, 1998
            (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [X]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





                           (Page 1 of 5 Pages)
________________
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)


CUSIP No. 609200100                  13G                    Page 2 of 5 Pages

____________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Zak Capital, Inc.
                                           41-1866769
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Minnesota
_____________________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                                                544,300
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER           -0-
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER      549,700
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER         -0-
_____________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 549,700
_____________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                6.9%
_____________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
                                                 IA
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 609200100                  13G                    Page 3 of 5 Pages

Item 1(a).     Name of Issuer:

     The name of the issuer is Robert Mondavi Corporation (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located at 7801 St. Helena Highway, Oakville, CA 94562.


Item 2(a).     Name of Person Filing:

     This statement is filed by Zak Capital, Inc.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The address of the principal business and principal office of the Reporting Person is 100 N. Sixth Street, Ste. 476A, Minneaplois, MN 55403.

Item 2(c).     Citizenship:

     Zak Capital, Inc. is a Minnesota corporation.

Item 2(d).     Title of Class of Securities:

     Common

Item 2(e).  CUSIP Number:

     609200100


Item 3.  If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act,

          (b) [ ]   Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [X]   Investment Adviser in accordance with Rule
                    13d-1 (b)(1)(ii)(E),



CUSIP No. 609200100                 13G                   Page 4 of 5 Pages

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to 13d-1(c), check this box:  [ ]


Item 4.   Ownership.

           (a) Amount beneficially owned: 549,700
           (b) Percent of class: 6.9%
           (c)(i) Sole power to vote or direct the vote: 544,300
              (ii) Shared power to vote or direct the vote: -0-
              (iii) Sole power to dispose or direct the disposition: 549,700
              (iv) Shared power to dispose or direct the disposition: -0-


Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable.


Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.


Item 8.  Identification and Classification of Members of the Group.

     Not applicable.


Item 9.  Notice of Dissolution of Group.

     Not applicable.
CUSIP No. 609200100                 13G                   Page 5 of 5 Pages

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  June 16, 1998

                                    ZAK CAPITAL, INC.

                                    By:/s/ Douglas Platt
                                       Name:  Douglas Platt
                                       Title:  Senior Vice President